EXHIBIT 99.1
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NOT FOR RELEASE,  PUBLICATION  OR  DISTRIBUTION  IN, OR INTO, THE UNITED STATES,
AUSTRALIA, CANADA OR JAPAN

WPP Group plc
19 June 2003

                              WPP GROUP PLC ("WPP")

                Results of Placing of new ordinary shares in WPP

WPP is pleased to announce the successful completion of the placing of new ordinary shares in WPP ("New WPP Shares") launched earlier today (the "Placing"). A total of 20.62 million New WPP Shares, representing 1.8 per cent. of WPP's enlarged issued share capital, have been placed at a price of 486 pence per share. The proceeds raised (before deduction of commissions and expenses) amount to (pound)100.2 million.

Application will be made for the New WPP Shares to be admitted to the Official List of the UK Listing Authority and for admission to trading on the London Stock Exchange on its market for listed securities. It is expected that such admission will become effective and dealings in the New WPP Shares will commence on 24 June 2003.

Enquiries:

WPP                             020 7408 2204
Sir Martin Sorrell
Paul Richardson
Chris Sweetland

This announcement has been issued by, and is the sole responsibility of, WPP. The underwriter for this Placing, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for WPP and no-one else in relation to the Placing and will not be responsible for providing to any other person the protections afforded to customers of the underwriter or for providing advice in relation to the proposed Placing or in relation to the contents of this announcement or any other transaction, arrangement or matter referred to therein.

This announcement is for information purposes only and does not form part of any offer of securities, or constitute a solicitation of any offer to purchase or subscribe for securities.

Members of the public are not eligible to take part in the Placing. This announcement, in so far as it constitutes an invitation or inducement to participate in the Placing, is directed only at persons who have professional experience in matters relating to investments who fall within article 19(1) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) (the "Order") or are persons falling within article 49(2) (a) to (d) of the Order (all such persons together being referred to as "Relevant Persons"). This announcement, in so far as it constitutes an invitation or inducement to participate in the Placing, must not be acted on or relied on by persons who are not Relevant Persons. Any investment or inducement activity in so far as relating to participation in the Placing is available only to Relevant Persons and will be engaged in only with Relevant Persons.



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The  making  of an offer  in  certain  jurisdictions,  or to  residents  who are citizens of certain jurisdictions ("Foreign Shareholders"), may be restricted by
laws  of  the  relevant   jurisdictions.   Foreign  Shareholders  should  inform
themselves about and observe any such applicable legal requirements in their respective jurisdiction.

This announcement is not for distribution, directly or indirectly, in or into the United States. This document is not an offer of securities for sale into the United States. The securities described herein have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. Person (as such terms are defined in Regulation S under the Securities Act) unless they are registered or exempt from registration. There will be no public offer of securities in the United States.

This announcement and the information contained herein are not for publication or distribution to persons in Canada, Australia or Japan or in any jurisdiction in which such publication or distribution is unlawful.

Stabilisation/FSA

Ends


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